SECURITII

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SEC FILE NUMBER
8-37809

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/19 (MM/DD/YY) AND ENDING 10/31/20 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CALLAHAN FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 CONNECTICUT AVENUE NW, SUITE 1001
(No. and Street)

WASHINGTON	DISTRICT OF COLUMBIA	20036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY JOHNSON — (202)-223-3920
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP
(Name – *if individual, state last, first middle name*)

1966 Greenspring Drive, Suite 300	Timonium	Maryland	21093
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report by covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 204.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JAY JOHNSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CALLAHAN FINANCIAL SERVICES, INC., as of OCTOBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

City of Washington
State of District of Columbia

The foregoing instrument was acknowledged before me this 22nd day of December, 2020, by Anna M. Cardenas.

Notary Public

My commission expires ANNA M. CARDENAS NOTARY PUBLIC DISTRICT OF COLUMBIA My Commission Expires July 14, 2024

ANNA M. CARDENAS NOTARY PUBLIC EXP. 7-14-24 DISTRICT OF COLUMBIA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALLAHAN FINANCIAL SERVICES, INC.
Washington, D.C.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 31, 2020 and 2019

TABLE OF CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS 3

Balance Sheets 4
Statements of Earnings 5
Statements of Shareholder's Equity 6
Statements of Cash Flows 7

Notes to Financial Statements 8

SUPPLEMENTAL INFORMATION 15

Schedule I - Computation of Net Capital Under Rule 15c3-1 16
Schedule II - Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 18
Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 19

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Callahan Financial Services, Inc.
Washington, DC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Callahan Financial Services, Inc. (the Company) as of October 31, 2020 and 2019, the related statements of earnings, shareholder's equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Board of Directors and Stockholders
Callahan Financial Services, Inc.

Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3; Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3; Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2013.

Baltimore, Maryland
December 15, 2020

FINANCIAL STATEMENTS

CALLAHAN FINANCIAL SERVICES, INC.
BALANCE SHEETS
October 31, 2020 and 2019

		2020		2019
ASSETS				
Cash and cash equivalents	$	407,140	$	247,643
Accounts receivable:				
Related party		86,108		125,135
Other		40,741		2,025
Investment in limited liability limited partnership ($10,100 initial investment)		56,436		-
Other assets		4,291		5,109
TOTAL ASSETS	$	594,716	$	379,912
LIABILITIES AND SHAREHOLDER'S EQUITY				
Liabilities				
Accounts payable:				
Related party	$	78,543	$	98,741
Total liabilities		78,543		98,741
Shareholder's Equity				
Capital stock, no par value; $150 stated value; 100 shares authorized, issued and outstanding		15,000		15,000
Additional paid-in capital		581,010		565,256
Accumulated deficit		(79,837)		(299,085)
Total shareholder's equity		516,173		281,171
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	594,716	$	379,912

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF EARNINGS
Years Ended October 31, 2020 and 2019

	2020	2019
INCOME		
Reimbursements for operating expense	$ 1,162,151	$ 1,213,516
Distribution fees	190,160	12,546
Earnings in limited partnership	56,436	-
Interest income	795	957
Total income	1,409,542	1,227,019
EXPENSES		
Contract services	1,070,536	1,130,828
Regulatory and compliance	33,196	29,350
Other	58,418	53,012
Total expenses	1,162,150	1,213,190
EARNINGS BEFORE INCOME TAXES	247,392	13,829
INCOME TAXES	15,754	1,439
NET EARNINGS	$ 231,638	$ 12,390

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF SHAREHOLDER'S EQUITY
Years Ended October 31, 2020 and 2019

	Number of Shares	Capital Stock	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance - November 1, 2018	100	$ 15,000	$ 564,142	$ (305,329)	$ 273,813
Cash dividends paid	-	-	-	(6,146)	(6,146)
Capital contribution	-	-	1,114	-	1,114
Net earnings	-	-	-	12,390	12,390
Balance - October 31, 2019	100	$ 15,000	$ 565,256	$ (299,085)	$ 281,171
Cash dividends paid	-	-	-	(12,390)	(12,390)
Capital contribution	-	-	15,754	-	15,754
Net earnings	-	-	-	231,638	231,638
Balance - October 31, 2020	100	$ 15,000	$ 581,010	$ (79,837)	$ 516,173

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
Years Ended October 31, 2020 and 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings	$ 231,638	$ 12,390
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:		
Income taxes paid by parent and treated as a noncash capital contribution	15,754	1,114
Earnings from limited partnership	(56,436)	-
Effects of changes in operating assets and liabilities:		
Accounts receivable		
Related party	39,027	(44,790)
Other	(38,716)	(1,564)
Other assets	818	(1,566)
Accounts payable		
Related party	(20,198)	35,454
Net cash provided by operating activities	171,887	1,038
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid to parent	(12,390)	(6,146)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	159,497	(5,108)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	247,643	252,751
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 407,140	$ 247,643

The accompanying notes are an integral part of these financial statements.

NOTE 1 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Callahan Financial Services, Inc. (the Company), was incorporated on March 13, 1987, for the purpose of serving as the general partner (with an initial 15% ownership interest) in Callahan Credit Union Financial Services LLLP (the Partnership or CUFSLP, see Note 2). The Partnership was organized to serve as the administrator of the Trust for Credit Unions (the Trust), a diversified management investment company for investment by state and federally chartered credit unions. In addition to serving as the general partner of the Partnership, the Company acts as the distributor of the units of the portfolios of the Trust and receives revenue for marketing services it provides to the Trust. The Company is a wholly-owned subsidiary of Callahan & Associates, Inc. (the Parent).

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company claims an exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company has claimed exemption from the provisions of Rule 15c3-3, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in Preparing Financial Statements

Accounting principles generally accepted in the United States of America require management to make estimates and assumptions when preparing its financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes cash, deposits in financial institutions and highly liquid mutual fund investments. For these instruments, the carrying amount approximates fair value.

Accounts Receivable - Other

Accounts receivable - other consists mainly of commissions due to the Company during the years ended October 31, 2020 and 2019 related to brokerage income. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. There was no allowance for the years ended October 31, 2020 and 2019.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment and Earnings in Limited Liability Limited Partnership

The Company accounts for its investment in the limited liability limited partnership using the equity method. Under the equity method, the Company recognizes its respective percentage of earnings in the limited liability limited partnership.

When a general partner controls a limited partnership and the limited partners have certain rights, a sole general partner in a limited partnership would be presumed to control that limited partnership, and therefore, would be required to include the limited partnership in its consolidated financial statements, regardless of the extent of the sole general partner's ownership interest in the limited partnership, unless the presumption of the general partner's control can be overcome.

Section 11.01 of the Amended and Restated Certificate and Agreement of Limited Partnership provides the limited partners with substantive rights in that a majority in interest of the limited partners has the right, upon thirty days prior written notice given to the general partner and all limited partners, to remove the general partner without cause. Company management asserts that the rights of the limited partners are substantive, and therefore, would overcome the presumption of control (and consolidation) by the sole general partner.

Reimbursements for Operating Expenses

Under the terms of the Certificate and Agreement of Limited Partnership, the Company's incurred operating expenses are reimbursed by the Partnership. The Company recognizes these reimbursements received as revenue in the statement of earnings at the point that a valid expense has been incurred.

Revenue from Contracts

Revenue from contracts includes distribution fees and reimbursements for operating expenses. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. There were no changes in the judgements used to determine the timing of the satisfaction of performance obligations or the judgements used to determine the transaction price made in applying the guidance in ASC 606.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following provides detailed information on the recognition of revenues from the Company's two revenue contracts:

Distribution Fees

The Company provides distribution services to its client, Trust for Credit Unions Mutual Funds (the Trust). Distribution fees are a set percentage and based on the balances in the investor share class of the Trust. The Company records distribution fee revenue monthly based on the average share balance. The Company believes the performance obligation for distribution fees is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.

Reimbursements for Operating Expense

The Company provides administrative services to its client, the Partnership. Administrative fees are based on expenses incurred by the Company and are recorded as revenue in the period incurred. The Company believes the performance obligation for administrative fees is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.

The Company recognizes a receivable between the monthly invoice date and payment date.

Disaggregation of Revenue

The following table presents the Company's revenues from contracts:

	October 31, 2020	October 31, 2019
Distribution Fees	$ 190,160	$ 12,546
Reimbursements for Operating Expense	1,162,151	1,213,516
Total Revenue within the Scope of ASC 606	$ 1,352,311	$ 1,226,062

NOTE 2 – INVESTMENT IN LIMITED LIABILITY LIMITED PARTNERSHIP

The Company has a 20% interest in the Partnership, which includes 15% as general partner and 5% investment as the sole Class B limited partner. The Company continues to serve as the general partner to the Partnership, while the majority interest belongs to various credit unions and credit union service organizations that serve as limited partners. The net profits and losses of the Partnership are allocated among the partners in accordance with the terms of the Certificate and Agreement of Limited Partnership, as amended. Should the Partnership be terminated, net assets available for distribution will be distributed first in proportion to the partners' net capital accounts until such capital accounts have been reduced to zero and then to the partners in accordance with their respective participation percentages.

NOTE 2 – INVESTMENT IN LIMITED LIABILITY LIMITED PARTNERSHIP (CONTINUED)

Individual capital accounts are maintained for each partner of the Partnership. Earnings and losses of the Partnership are generally allocated among the partners as follows: A) general partner - 15%; B) Class A limited partners - 80%; and C) Class B limited partner - 5%. However, the terms of the Certificate and Agreement of Limited Partnership, as amended, preclude allocating any further losses to a partner or class of partners once the partner's capital account reaches zero, as long as another partner or class of partners maintains a positive capital balance. In accordance with partnership dividend policy, all net income in excess of those allocated to recover partner capital contributions are distributed as dividends to the active partners consistent with their partnership interests. These allocations are in accordance with Section 704(b) of the Internal Revenue Code. The Partnership made distributions of $0 in both 2020 and 2019.

The Company accounts for its investment in the Partnership using the equity method of accounting. Partnership earnings exceeded the Company's accumulated losses in the year ending October 31, 2020 by $56,436.

The Partnership's condensed balance sheets as of October 31, 2020 and 2019, and condensed statements of income for the years ended October 31, 2020 and 2019, are as follows:

Condensed Balance Sheets

	October 31, 2020	October 31, 2019
Assets		
Cash and cash equivalents	$ 1,205,832	$ 598,838
Investment in loan participations	-	179,260
Investment in limited liability companies	375,000	375,000
Other receivables and prepaid	161,339	77,228
Total assets	$ 1,742,171	$ 1,230,326
Liabilities		
Accounts payable	$ 176,296	$ 143,763
Accrued expenses	105,679	21,188
Total liabilities	281,975	164,951
Partners' Capital		
Partners' Capital	1,460,196	1,065,375
Total liabilities and partners' capital	$ 1,742,171	$ 1,230,326

This information is an integral part of the accompanying financial statements.

NOTE 2 – INVESTMENT IN LIMITED LIABILITY LIMITED PARTNERSHIP (CONTINUED)

Condensed Statements of Operations

	Year Ended	
	2020	2019
Income	$ 2,006,588	$ 1,528,990
Expenses	1,515,759	1,432,982
Net loss	$ 490,829	$ 96,008

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares office space with and obtains clerical support from its parent, Callahan & Associates, Inc., which at the discretion of management, charges the Company for certain costs based on an expense-sharing agreement. Under the terms of the Certificate and Agreement of Limited Partnership, the majority of expenses charged to the Company by Callahan & Associates, Inc. are in turn reimbursed by the Partnership. The Company is required to reflect reimbursements received for expenses incurred as revenue in the statements of earnings. These related party revenue and expense transactions are non-cash transactions. Entries are made on both the Company's and the Partnership's books to record these transactions, but there are no cash funds moved between the entities for these transactions.

Revenue and expenses recorded relating to the reimbursement of expenses by the Partnership under the terms of this agreement for the years ended October 31, 2020 and 2019 were $1,162,151 and $1,213,516, respectively. The Partnership also pays regulatory compliance costs incurred by the Company in fulfilling its responsibility as general partner of the Partnership.

The Company had funds on deposit with the NIH Federal Credit Union, a limited partner of the Partnership, totaling $407,140 and $247,643 as of October 31, 2020 and 2019, respectively.

The Company had accounts receivable due from the Partnership of $86,108 and $125,315 related to amounts billed under the expense-sharing agreement at October 31, 2020 and 2019, respectively. The Company did not have accounts payable due to the Partnership at October 31, 2020 and 2019.

The Company had accounts payable due to Callahan and Associates of $78,543 and $98,741 related to amounts billed under the expense-sharing agreement at October 31, 2020 and 2019, respectively. The Company did not have accounts receivable due from Callahan and Associates at October 31, 2020 and 2019.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At October 31, 2020 and 2019, respectively, the Company had net capital of $328,597 and $148,902, which was $323,361 and $142,319 in excess of its required net capital, respectively. The Company's net capital ratio was 0.24 to 1 and 0.66 to 1 at October 31, 2020 and 2019, respectively.

NOTE 5 – FOCUS REPORT

There are no material differences between these financial statements and the October 31, 2020 amended Financial and Operational Combined Uniform Single (FOCUS) report filed with the FINRA.

NOTE 6 – INCOME TAXES

The Company files a consolidated federal and state income tax return with its Parent. As of November 1, 2018, the Parent made an election to be treated as a Subchapter S Corporation for income tax purposes. As a result, the Company made an election to be treated as a Qualified Subchapter S Subsidiary and therefore will be disregarded as an entity separate from its owner. The provision for income tax reflects those states that do not recognize this election and require the Company to remit state income tax. The Company has recorded contributions of capital from the Parent of $15,754 and $1,114 for the years ended October 31, 2020 and 2019, respectively as a result of the current income tax provision, as the Parent will pay income taxes on behalf of the Company.

The Company has adopted the Financial Accounting Standard Board's (FASB) requirements for accounting for uncertain tax positions. The Company determined that it was not required to record a liability related to uncertain tax positions as of October 31, 2020 and 2019.

The Company recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Company does not have any amounts accrued relating to interest and penalties as of October 31, 2020 and 2019.

The consolidated federal and state income tax returns of the Parent for 2019, 2018, and 2017 are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

NOTE 7 – RISKS AND UNCERTAINTIES

The Coronavirus Disease 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and communities. Specific to the Company, COVID-19 may impact various parts of its operations and financial results for the year ended October 31, 2021. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of October 31, 2020.

NOTE 8 - SUBSEQUENT EVENTS

Management evaluated subsequent events through December 15, 2020, the date the financial statements were available to be issued. Events or transactions occurring after October 31, 2020, but prior to December 15, 2020, that provided additional evidence about conditions that existed at October 31, 2020 have been recognized in the financial statements for the year ended October 31, 2020.

SUPPLEMENTAL INFORMATION

CALLAHAN FINANCIAL SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
October 31, 2020

COMPUTATION OF NET CAPITAL

1. Total ownership equity from statement of financial condition			$ 516,173
2. Deduct: Ownership not allowable for net capital			-
3. Total ownership equity qualified for net capital			516,173
4. Add:			
A Liabilities subordinated to claims of general creditors allowable in computation of net capital			-
B Other deductions or allowable credits			-
5. Total capital and allowable subordinated liabilities			516,173
6. Deductions and/or charges			
A Total nonallowable assets from Statement of Financial Condition			
1 Accounts receivable - related party	$	86,108	
2 Investment in related party		56,436	
3 Accounts receivable - other		40,741	
4 Other assets		4,291	
			(187,576)
7. Other additions and/or allowable credits			-
8. Net capital before haircuts on securities positions			328,597
9. Haircuts on securities:			
A Contractual securities commitments			-
B Subordinated securities borrowings			-
C Trading and investment securities:			
1 Exempted securities		-	
2 Debt securities		-	
3 Options		-	
4 Other securities		-	
			-
10. Net capital			$ 328,597

CALLAHAN FINANCIAL SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
October 31, 2020

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness included in statement of financial condition	$	78,543
17. Additions		-
18. Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		-
19. Total aggregate indebtedness	$	78,543
20. Ratio of aggregate indebtedness to net capital (line 19 divided by line 10)		23.90%

COMPUTATION OF NET CAPITAL

11. Minimum net capital required (6 2/3% of line 19)	$	5,236
12. Minimum dollar net capital requirement of reporting broker	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	5,236
14. Excess net capital (line 10 less line 13)	$	323,361
15. Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$	320,743

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation of net capital required pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited amended Part II FOCUS Report filing as of October 31, 2020.

CALLAHAN FINANCIAL SERVICES, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15C3-3
October 31, 2020

The Computation for Determination of Reserve Requirements for Broker and Dealers of Reserve Requirements for Broker Dealers Pursuant to Rule 15c3-3 under Securities Exchange Act of 1934 is not therein as the Company claims exemption pursuant to section (k)(1), as the Company does not carry customers' accounts on its books.

CALLAHAN FINANCIAL SERVICES, INC.
SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
October 31, 2020

Information relating to possession or control requirements is not included therein as the Company claims exemption pursuant to Section (k)(1), since the Company does not carry customers' accounts on its books.

CALLAHANFINANCIAL
SERVICES

EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

November 24, 2020

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Callahan Financial Services, Inc. is a broker/dealer registered with the SEC and FINRA.
- Callahan Financial Services, Inc. claimed an exemption under paragraph (k)(1) of Rule 15c3-3 for the fiscal year ended October 31, 2020.
- Callahan Financial Services, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(1) of the rule.
- Callahan Financial Services, Inc. has met the identified exemption provisions in paragraph (k)(1) of Rule 15c3-3 throughout the period of November 1, 2019 through October 31, 2020.
- Callahan Financial Services, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(1) of Rule 15c3-3 for the period of November 1, 2019 through October 31, 2020.

The above statements are true and correct to the best of my and the Company's knowledge.

Jay Johnson, President

November 24, 2020

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Callahan Financial Services, Inc.
Washington, DC

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Callahan Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(1) (the exemption provisions) and (2) Callahan Financial Services, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
December 15, 2020